UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 19, 2005

PremierWest Bancorp
(Exact Name of Registrant as specified in its charter)

Oregon	000-50332	93 - 1282171
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

503 Airport Road, Medford, Oregon 97504
Address of Principal Executive Office

Registrant's telephone number including area code 541-618-6003

(Former name or former address, if changed since last report) Not applicable

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition.

On January 19, 2005, PremierWest issued a press release with respect to financial results for the fourth quarter 2004. A copy of the press release is attached as Exhibit 99.

Item 9.01   Financial Statements and Exhibits.

(a)   Not applicable.
(b)   Not applicable.
(c)   Exhibits.
(99)   Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PREMIERWEST BANCORP
(Registrant)

Date: January 19, 2005   By: /s/ Tom Anderson
Tom Anderson
Senior Vice President and Chief Financial
Officer

Exhibit 99



Press Release

Additional Information Contact(s):		
John Anhorn	**Rich Hieb**	**Tom Anderson**
President	Executive Vice President	Senior Vice President
& Chief Executive Officer	& Chief Operating Officer	& Chief Financial Officer
(541) 618-6020	(541) 618-6020	(541) 282-5190
john.anhorn@premierwestbank.com	rich.hieb@premierwestbank.com	tom.anderson@premierwestbank.com

PREMIERWEST BANCORP
ANNOUNCES 2004 RECORD EARNINGS
UP 51.7%

MEDFORD, OR – January 19, 2005 – PremierWest Bancorp (NASDAQ – PRWT) announced fourth quarter earnings of $2,743,000, an increase of 72.3% when compared to the fourth quarter of 2003, and a 13.1% increase when compared to the immediately preceding quarter. Earnings per share on a fully diluted basis amounted to $0.17 for the fourth quarter of 2004. Earnings per share on a fully diluted basis for the three previous quarters were $0.15 (3rd quarter), $0.13 (2nd quarter) and $0.12 (1st quarter). This performance represents a trend of consistent improvement quarter over quarter.

Net income for the full year ended December 31, 2004 reached a record level of $9,108,000, a $3,105,000 or 51.7% increase when compared to net income of $6,003,000 for the year ended December 31, 2003. Earnings per share on a fully diluted basis climbed to $0.58 for 2004 compared to $0.46 for 2003. During the same period the number of average fully diluted shares increased 2.7 million, or 20.6%, primarily as a result of issuance of new shares related to the Mid Valley acquisition and issuance of Series A Preferred shares late in 2003.

John Anhorn, President & Chief Executive Officer, stated, "We are extremely pleased with the record results achieved during 2004, a year during which we continued implementation of our strategy to profitably grow the Company both in assets and communities served. As we entered 2004, PremierWest served 18 communities with 27 full service banking offices spanning two states, and total assets of $571 million. During 2004 communities served grew to 23, full service banking offices climbed to 34, and total assets increased 40.6% exceeding $800 million at year end. Our growth is a direct result of the 400 plus Premier employees committed to serving our customers; and we thank each of them for their achievements this past year."

Our record year in 2004 was highlighted by significant progress including:

- Earnings Momentum
- Improved Net Interest Margin
- Substantial Loan and Deposit Growth
- Solid Loan and Asset Quality
- Steadily Improved Operating Efficiency

EARNINGS MOMENTUM
Tom Anderson, Senior Vice President & Chief Financial Officer stated, "Strong loan growth, improved credit quality and a growing base of core deposit relationships all contributed to the record year, and have positioned the Company for the future." Anderson also noted, "Despite costs related to our January 2004 acquisition and subsequent integration of Mid Valley Bank, increased expenses associated with ensuring our compliance with Sarbanes Oxley 404 requirements and those expenses incurred to establish our presence in new markets, consistent quarter over quarter earnings growth was achieved throughout 2004. Earnings grew by 15.3%, 14.6%, 15.4% and 13.1% for the first, second, third and fourth quarters, respectively in 2004 when compared to the immediately preceding quarters."

During 2004, the Company charged approximately $150,000 in merger related expenses against current year earnings. In addition to merger related expenses during the first and second quarters, substantial resources were focused on both the integration and conversion of Mid Valley offices into the PremierWest information systems. In the Company's second quarter earnings release Executive Vice President & Chief Operating Officer, Rich Hieb, stated, "Meticulous planning, training and attention to detail resulted in an integration and conversion that was virtually seamless to customers." Today Hieb noted, "Our efforts and focus on the integration early in 2004 were instrumental in our ability to retain existing customers in the California market and build new relationships as we expanded our footprint."

Compliance with the Sarbanes Oxley Act during 2004 required the commitment of considerable internal resources as well as significant direct expenses. Chief Financial Officer Tom Anderson stated, "We estimate the total cost of implementation and compliance, (including direct expenses and internal resources committed to the project) during 2004 to be in the $200,000 to $250,000 range. On an ongoing basis, we anticipate the overall cost to be in the $50,000 to $100,000 range per year. Anderson further noted, "Our internal assessment indicates compliance with the certification requirements of Section 404 to Sarbanes Oxley, and while our independent external auditors have not completed their review, we anticipate confirmation of our assessment in the near future".

IMPROVED NET INTEREST MARGIN
The activities of the Federal Reserve this past year resulted in a rising interest rate environment that particularly impacted variable rate based loans, which comprise a significant portion of our loan portfolio. The rate environment in combination with the strong growth in credit relationships and an improved core deposit base contributed to increased net interest income and an improved net interest margin. For the year ending December 31, 2004, net interest income was $36.3 million compared to $25.4 million for the previous year. The net interest margin adjusted for tax sensitive items was 5.46% for 2004, an improvement of 17 basis points when compared to the 5.29% net interest margin for 2003. Management believes that the current interest rate environment coupled with improved credit quality, a growing credit portfolio and a solid core deposit base favorably positions the Company for 2005. We expect to achieve a 2005 full year tax adjusted net interest margin in the 5.40% to 5.60% range.

EXCEPTIONAL LOAN AND DEPOSIT GROWTH
During the quarter ending December 31, 2004, gross loans grew $53.0 million, an annualized growth rate of 33.6%. At December 31, 2004 gross loans totaled $688.3 million compared to $635.3 million at September 30, 2004 and $458.4 million at December 31, 2003. During 2004, loans grew $229.9 million or 50.1%. The acquisition of Mid Valley Bank in January 2004 accounted for $108.0 million or 46.9% of the total growth achieved during 2004. Absent the acquired Mid Valley portfolio, internal growth amounted to $121.9 million or 26.6%, with the majority of the growth achieved during the last two quarters of 2004. Rich Hieb stated, "With our entrance into the Bend, Oregon market and further penetration into California late in 2004, we expect that internal loan growth will accelerate as we introduce PremierWest to these new markets."

Total deposits climbed to $689.0 million at December 31, 2004, an increase of $18.1 million or 10.8% annualized, when compared to the immediately preceding quarter, ended September 30, 2004. For the full year ended December 31, 2004, total deposits grew 44.8% or $213.2 million, of which $162.6 million was attributable to the operations acquired from Mid Valley Bank. Non-interest bearing deposits comprised $183.8 million or 26.7% of total deposits at December 31, 2004, compared to $121.5 million or 25.5% of total deposits at December 31, 2003. This important category grew $7.1 million or 16.0%, annualized, when comparing December 31, 2004 totals to September 30, 2004. Rich Hieb stated, "Our commitment to service and expanding locations should accelerate growth of these important core relationships as we move forward during 2005."

SOLID LOAN AND ASSET QUALITY
Loan quality continues to show improvement with non-performing assets trending lower, both in volume and as a percentage of total assets. Non-performing assets declined from $3.2 million at the close of the immediately preceding quarter to $2.4 million at December 31, 2004. While the volume of non-performing assets increased $488,000 when compared to December 31, 2003, the total as a percent of total assets has declined from 0.33% to 0.30% at December 31, 2004. Jim Earley, Senior Vice President & Credit Administrator stated, "Equally as important as the current level of non-performing assets is the fact that we internally grew loans $105 million during the year and at the same time have steadily reduced non-performing assets from a high of $9.4 million or 1.24% at the close of the first quarter of 2004, which included $5.7 million in non-performing loans acquired with the Mid Valley Bank acquisition. Our practice of immediately addressing problem credits and a conscious focus on establishing relationships with quality borrowers has resulted in the sound portfolio we have today."

Management noted the reserve for loan losses grew $376,000 during the fourth quarter, $150,000 as a result of a charge to earnings and $226,000 from the recovery of a loan charged off in a prior year. The reserve totaled $9.2 million or 1.33% of loans at December 31, 2004. Management believes based on its analysis of the portfolio, economic conditions in the markets served, and the diversification of the portfolio both geographically and by business sector, that the reserve is adequate as of December 31, 2004.

STEADILY IMPROVED OPERATING EFFICIENCY
Rich Hieb stated, "The improvement of our efficiency ratio was an integral component of our 2004 operating plan. Despite the additional expenses and commitment of resources attributable to the acquisition and integration of Mid Valley Bank operations; the initial expenses associated with the start-up of two new full service offices; the opening of an additional Premier Finance Company office; and the expenses associated with Sarbanes Oxley 404 compliance, we achieved modest progress in improving this ratio." The efficiency ratio actually climbed to 68.06% at the close of the first quarter (following the closing of the Mid Valley Bank transaction, before beginning a steady decline to its current level. However, the ratio for the quarter ended December 31, 2004 at 63.49% further validates the success achieved during 2004. Hieb noted, "We continue to target the upper 50 to lower 60 percentile as an acceptable range for this important measurement."

PLANNED MARKET EXPANSION
The Company announced in an earlier release, plans to open a minimum of three new full service branches during 2005. Hieb stated, "We have filed an application and received approval for a new branch in the City of Eagle Point, Oregon, and are in negotiations for other sites in Jackson County. Additionally, during 2005 we will concentrate both on further development of our existing California presence and introducing PremierWest further south, between Chico and Woodland, California." Hieb also shared that the Company plans to complete its new Cypress Avenue Branch and California regional office project in early February. The project located in Redding, California, contains a 5,000 square foot full service banking facility with two drive-thru lanes and a 24 hour ATM. A 4,000 square foot administrative office also occupies the property. PremierWest's Mortgage Division and a new branch of Premier Finance Company will operate from the administrative building.

2005 EARNINGS GUIDANCE
Chief Financial Officer Anderson stated, "We are extremely pleased with the progress achieved to date and believe the solid foundation now in place should act to further accelerate earnings as we move forward. Increased penetration in existing markets coupled with new markets and continued focus on operating efficiencies is expected to result in a 15% to 25% increase in earnings when comparing 2005 annual results to 2004."

ABOUT PREMIERWEST BANCORP

PremierWest Bancorp (NASDAQ: PRWT) is a financial services holding company headquartered in Medford, Oregon. We operate primarily through our subsidiary PremierWest Bank. Recognized as one of the fastest growing banks in the Pacific Northwest, PremierWest offers a full array of financial products and services through a network of full service banking offices located primarily along the Interstate 5 freeway corridor between Eugene, Oregon and Sacramento, California.

Additionally, PremierWest offers expanded banking related services through our two subsidiaries Premier Finance Company and PremierWest Investment Services, Inc. Premier Finance Company operates from offices in Medford, Klamath Falls, Grants Pass, Roseburg and Portland, Oregon. PremierWest Investment Services operates in all of the bank's community-focused market areas.

PremierWest Bank was created following the merger of the Bank of Southern Oregon and Douglas National Bank in May of 2000. In April of 2001, PremierWest Bancorp acquired Timberline Bancshares, Inc. and its wholly-owned subsidiary, Timberline Community Bank, with eight branch offices located in Siskiyou County in northern California. In January of 2004, PremierWest acquired Mid Valley Bank with five branch offices located in the northern California counties of Shasta, Tehama, and Butte.

This report contains forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in these statements. The forward-looking statements are made pursuant to the safe harbor provisions of Section 21D of the Securities Exchange Act of 1934, as amended. Those forward-looking statements are based on management's assumptions and projections, and are sometimes identifiable by the use of the words, "expect to," "plan," "will," "believe" and words of similar predictive nature. Because management's assumptions and projections are based on anticipation of future events, you should not place undue emphasis on forward-looking statements, and you should recognize that those statements are effective only as of the date of this release. You should anticipate that our actual performance may vary from those projections, and variations may be material and adverse. You should not rely solely on forward-looking statements in evaluating an investment or prospective investment, and you should consider all uncertainties and risks discussed in the filings of PremierWest Bancorp with the Securities and Exchange Commission ("SEC"). Risks that may cause our results to differ materially and adversely from management's expectations discussed here include: unanticipated additional expenses associated with opening additional facilities; higher than expected costs of regulatory compliance, particularly with Sarbanes-Oxley; the impact on reported financial results that may occur with the adoption of new accounting rules and tax regulations; as well as general economic conditions in our market area and broader economic changes regionally and nationally, and the effect of bank regulatory changes. PremierWest undertakes no obligation to update any forward-looking statements contained herein.

PREMIERWEST BANCORP
FINANCIAL HIGHLIGHTS

(All amounts in 000's, except per share data)

(Unaudited)

EARNINGS AND PER SHARE DATA

For the Three Months Ended December 31	2004	2003	Change	% Change	For the three months ended September 30 2004	Change	% Change
Interest income	$ 11,742	$ 7,838	$ 3,904	49.8%	$ 11,227	$ 515	4.6%
Interest expense	1,786	1,418	368	26.0%	1,599	187	11.7%
Net interest income	9,956	6,420	3,536	55.1%	9,628	328	3.4%
Provision for possible loan losses	150	300	(150)	-50.0%	150	-	0.0%
Non-interest income	1,669	1,349	320	23.7%	1,687	(18)	-1.1%
Non-interest expense	7,381	5,075	2,306	45.4%	7,544	(163)	-2.2%
Pre-tax income	4,094	2,394	1,700	71.0%	3,621	473	13.1%
Provision for income taxes	1,351	802	549	68.5%	1,195	156	13.1%
Net income	$ 2,743	$ 1,592	$ 1,151	72.3%	$ 2,426	$ 317	13.1%
Basic earnings per share	$ 0.18	$ 0.12	$ 0.06	50.0%	$0.16	$ 0.02	11.3%
Diluted earnings per share	$ 0.17	$ 0.12	$ 0.05	44.4%	$0.15	$ 0.02	12.8%
Average shares outstanding--basic	14,593,631	13,263,530	1,330,101	10.0%	14,579,630	14,001	0.1%
Average shares outstanding--diluted	15,828,157	13,446,173	2,381,984	17.7%	15,787,918	40,239	0.3%

For the Twelve Months Ended December 31

	2004	2003	Change	% Change
Interest income	$ 42,835	$ 31,779	$ 11,056	34.8%
Interest expense	6,538	6,391	147	2.3%
Net interest income	36,297	25,388	10,909	43.0%
Provision for possible loan losses	800	1,200	(400)	-33.3%
Non-interest income	6,603	5,880	723	12.3%
Non-interest expense	28,506	21,041	7,465	35.5%
Pre-tax income	13,594	9,027	4,567	50.6%
Provision for income taxes	4,486	3,024	1,462	48.3%
Net income	$ 9,108	$ 6,003	$ 3,105	51.7%
Basic earnings per share	$ 0.61	$ 0.47	$ 0.14	29.8%
Diluted earnings per share	$ 0.58	$ 0.46	$ 0.12	26.5%
Average shares outstanding--basic	14,442,276	12,885,123	1,557,153	12.1%
Average shares outstanding--diluted	15,650,787	12,981,365	2,669,422	20.6%

BALANCE SHEET At December 31	2004	2003	Change	% Change	Balance Sheet at September 30, 2004	Change	% Change
Fed funds sold and investments	$ 35,093	$ 56,553	$ (21,460)	-37.9%	$ 45,474	$ (10,381)	-22.8%
Gross loans	688,298	458,438	229,860	50.1%	635,338	52,960	8.3%
Reserve for loan losses	(9,171)	(5,466)	(3,705)	67.8%	(8,795)	(376)	4.3%
Net loans	679,127	452,972	226,155	49.9%	626,543	52,584	8.4%
Other assets	89,129	61,796	27,333	44.2%	97,239	(8,110)	-8.3%
Total assets	$ 803,349	$ 571,321	$ 232,028	40.6%	$ 769,256	$ 34,093	4.4%
Non-interest-bearing deposits	$ 183,845	$ 121,467	$ 62,378	51.4%	$ 176,754	$ 7,091	4.0%
Interest-bearing deposits	505,140	354,279	150,861	42.6%	494,155	10,985	2.2%
Total deposits	688,985	475,746	213,239	44.8%	670,909	18,076	2.7%
Borrowings	17,883	26,458	(8,575)	-32.4%	2,579	15,304	593.4%
Other liabilities	5,901	4,366	1,535	35.2%	7,948	(2,047)	-25.8%
Stockholders' equity	90,580	64,751	25,829	39.9%	87,820	2,760	3.1%
Total liabilities and stockholders' equity	$ 803,349	$ 571,321	$ 232,028	40.6%	$ 769,256	$ 34,093	4.4%
Period end shares outstanding (1)	15,622,957	13,780,752	1,842,205	13.4%	15,602,076	20,881	0.1%
Book value per share	$ 5.80	$ 4.70	$ 1.10	23.4%	$ 5.63	0.17	2.9%
Allowance for loan losses:							
Balance beginning of period	$ 5,467	$ 4,838	$ 629	13.0%	$ 5,467	$ -	0.0%
Acquired from merger with Mid Valley Bank	6,085				6,085		
Provision for loan losses	800	1,200	(400)	-33.3%	650	150	23.1%
Net (charge-offs) recoveries	(3,181)	(572)	(2,609)	456.1%	(3,407)	226	-6.6%
Balance end of period	$ 9,171	$ 5,466	$ (2,380)	-43.5%	$ 8,795	$ 376	4.3%
Non-performing assets:							
Non-performing loans	$ 1,916	$ 400	$ 1,516	379.0%	$ 2,615	$ (699)	-26.7%
Real estate owned	483	1,511	(1,028)	-68.0%	550	(67)	-12.2%
Total non-performing assets	$ 2,399	$ 1,911	$ 488	25.5%	$ 3,165	$ (766)	-24.2%

Notes:

(1) Amount includes 11,000 shares of preferred stock issued November 17, 2003 as if converted into common stock at a conversion ratio of 91.875 to 1 for a total of 1,010,625 common shares.

AVERAGE BALANCE SHEET For the Three Months Ended December 31	2004	2003	Change	% Change	For the three months ended September 30, 2004	Change	% Change
Average fed funds sold and investments	$ 41,190	$ 68,184	$ (26,994)	-39.6%	$ 57,106	$ (15,916)	-27.9%
Average loans, gross	662,335	439,293	223,042	50.8%	623,305	39,030	6.3%
Average total assets	795,163	561,467	233,696	41.6%	769,100	26,063	3.4%
Average non-interest-bearing deposits	190,260	111,400	78,860	70.8%	174,470	15,790	9.1%
Average interest-bearing deposits	504,147	358,129	146,018	40.8%	490,599	13,548	2.8%
Average total deposits	694,407	469,529	224,878	47.9%	665,069	29,338	4.4%
Average total borrowings	2,808	27,053	(24,245)	-89.6%	9,821	(7,013)	-71.4%
Average stockholders' equity	89,416	59,204	30,212	51.0%	86,771	2,645	3.0%

For the Twleve Months Ended December 31				
Average fed funds sold and investments	$ 66,664	$ 72,761	$ (6,097)	-8.4%
Average loans, gross	605,747	414,623	191,124	46.1%
Average total assets	755,947	538,870	217,077	40.3%
Average non-interest-bearing deposits	168,493	100,698	67,795	67.3%
Average interest-bearing deposits	478,764	349,022	129,742	37.2%
Average total deposits	647,257	449,720	197,537	43.9%
Average total borrowings	15,584	30,834	(15,250)	-49.5%
Average stockholders' equity	84,790	53,464	31,326	58.6%

SELECTED FINANCIAL RATIOS
(annualized)

For the Three Months Ended December 31	**2004**	**2003**	**Change**	**For the three months ended September 30, 2004**	**Change**
Yield on average gross loans (1)	6.94%	6.81%	0.13	7.02%	(0.08)
Yield on average investments (1)	3.38%	2.72%	0.66	2.68%	0.70
Total yield on average earning assets (1)	6.73%	6.26%	0.47	6.66%	0.07
Cost of average interest bearing deposits	1.38%	1.36%	0.01	1.23%	0.15
Cost of average borrowings	5.98%	2.91%	3.07	3.54%	2.44
Total cost of average deposits and borrowings	1.02%	1.14%	(0.12)	0.95%	0.08
Net interest spread	5.71%	5.12%	0.59	5.71%	(0.00)
Net interest margin (1)	5.72%	5.14%	0.56	5.72%	(0.00)
Return on average equity	12.27%	10.76%	1.51	11.18%	1.09
Return on average assets	1.38%	1.13%	0.25	1.26%	0.12
Efficiency ratio (2)	63.49%	65.32%	(1.83)	66.67%	(3.18)

For the Twleve Months Ended December 31			
Yield on average gross loans (1)	6.86%	7.24%	(0.38)
Yield on average investments (1)	2.54%	2.94%	(0.41)
Total yield on average earning assets (1)	6.43%	6.60%	(0.17)
Cost of average interest bearing deposits	1.26%	1.58%	(0.32)
Cost of average borrowings	3.17%	2.82%	0.36
Total cost of average deposits and borrowings	0.99%	1.33%	(0.34)
Net interest spread	5.44%	5.27%	0.18
Net interest margin (1)	5.46%	5.29%	0.17
Net charge-offs to average loans	0.53%	0.14%	0.39
Allowance for loan losses to loans	1.33%	1.19%	0.14
Allowance for loan losses to non-performing loans	478.65%	1366.50%	(887.85)
Non-performing loans to total loans	0.28%	0.09%	0.20
Non-performing assets to total assets	0.30%	0.33%	(0.04)
Return on average equity	10.74%	11.23%	(0.49)
Return on average assets	1.20%	1.11%	0.08
Efficiency ratio (2)	66.45%	67.29%	(0.85)

Notes:
(1) Tax equivalent at a 34% rate
(2) Non-interest expense divided by net interest income plus non-interest income